WORLD-AM COMMUNICATIONS, INC.
                          1400 West 122nd Avenue, Suite 104
                             Westminster, Colorado80234
                             Telephone:  (303) 452-0022




VIA EDGAR


October 17, 2001


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   World-Am Communications, Inc.
      Application for Withdrawal of Form SB-2
      File No. 333-68522

Dear Sir/Madame:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, World-Am Communications, Inc., a Florida corporation ("Company"), hereby requests withdrawal of the Form SB-2 registration statement (File No. 333-68522) filed on August 28, 2001. This request is being made because the common stock purchase agreement, shares of which were to be registered under this offering, will be terminated. The instant registration statement was never declared effective and no securities were sold thereunder.

     Please contact the undersigned with any questions or comments regarding this request.

                                           Sincerely,


                                          /s/  James H. Alexander
                                          James H. Alexander, President

cc:  Brian F. Faulkner, Esq.